UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

On April 18, 2024, Nasdaq provided a notice to Lion Group Holding Limited (the “Company”) that based on the previous 30 consecutive business days, the Company’s listed American Depositary Shares (the “ADSs”) no longer met the minimum $1 bid price per share requirement as set forth in Nasdaq Listing Rule 5810(c)(3)(A). The Company was provided 180 calendar days, or until October 15, 2024, to regain compliance. On October 18, 2024, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until April 14, 2025, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s ADSs is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance. On April 11, 2025, Nasdaq confirmed that the Company had regained compliance with 5810(c)(3)(A) and that this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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